APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

No operating history

This Business was established recently. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

DORAGON PROVISIONS, INC.
Balance Sheet - unaudited
For the period ended 12-31-21

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	$22,000
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	22,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	15,000.00
Computer Equipment	5,000.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	20,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	3,500.00
Other Assets	-
Total Other Assets	3,500.00
TOTAL ASSETS	$ 45,500.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ 6,000.00
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		6,000.00
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		39,500.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		39,500.00
TOTAL LIABILITIES & EQUITY	$	**45,500.00**
Balance Sheet Check		-

I, Alan MacIntosh, certify that:

1. The financial statements of DORAGON PROVISIONS, INC. included in this Form are true and complete in all material respects; and
2. The tax return information of DORAGON PROVISIONS, INC. has not been included in this Form as DORAGON PROVISIONS, INC. was formed on 12/07/2021 and has not filed a tax return to date.

Signature   *Alan MacIntosh*

Name: Alan MacIntosh

Title: President & CEO